SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                              (Amendment No. 2)

                   Under the Securities Exchange Act of 1934


                             Global Payments Inc.
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                               (Name of Issuer)


                          Common Stock, no par value
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                        (Title of Class of Securities)


                                  37940X 10 2
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                                (CUSIP Number)

                            Antonio Molestina, Esq.
                 Vice President and Associate General Counsel
                      Canadian Imperial Bank of Commerce
                          245 Park Avenue, 42nd floor
                              New York, NY 10167
                                 917-332-4307

                                  Copies to:
                              Lee Meyerson, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                              New York, NY 10017
                                 212-455-2000

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                     September 25, 2003 - October 2, 2003
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            (Date of Events Which Require Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]



                        (Continued on following pages)

                             (Page 1 of 3 Pages)

CUSIP NO.: 37940X 10 2           SCHEDULE 13D

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Canadian Imperial Bank of Commerce

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [_]
                                                                 (b)  [_]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      SC (See Item 3 of Initial Schedule 13D)
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                                      [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      CIBC is a bank organized under the Bank Act (Canada).

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                      7        SOLE VOTING POWER

NUMBER OF                      9,017,755
                               ----------------------------------------
SHARES                8        SHARED VOTING POWER

BENEFICIALLY                   0
                               ----------------------------------------
OWNED BY              9        SOLE DISPOSITIVE POWER

EACH                           9,017,755
                               ----------------------------------------
REPORTING            10        SHARED DISPOSITIVE POWER

PERSON                         0
                               ----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,017,755

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                             [_]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24.3%

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14         TYPE OF REPORTING PERSON
           CO

Item 1:     Security and Issuer.

This Amendment No. 2 is filed by Canadian Imperial Bank of Commerce ("CIBC"). Capitalized terms used herein, but not defined herein, shall have the meanings ascribed thereto in the Schedule 13D dated March 20, 2001, filed by CIBC (the "Initial Schedule 13D). This Amendment hereby supplements and amends the Initial Schedule 13D and Amendment No. 1, dated June 6, 2001, filed by CIBC. All items not described herein remain as previously reported in the Initial
Schedule 13D.

Item 5:  Interest in Securities of the Issuer.

CIBC is the beneficial owner of 9,017,755 shares of GPI Common Stock and has the sole power to vote and dispose of such shares, subject to certain restrictions contained in Item 6 of the Initial Schedule 13D.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  CANADIAN IMPERIAL BANK OF COMMERCE


                                       By: /s/ Antonio Molestina
                                  -----------------------------------------
                                              (Signature)


                                  Antonio Molestina / Vice President
                                     and Associate General Counsel
                                  -----------------------------------------
                                             (Name/Title)


                                            October 3, 2003
                                  -----------------------------------------
                                                (Date)